
03021170


RECD S.E.C.
JUN 2 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC5

$1,052,816,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC5
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
1-A1(5)	$346,631,000	1M Libor	0.99	1-27	14.00%	TBD	6/25/2033	Aaa/AAA
1-A2(5)	$253,014,000	(7)	4.69	27-90	14.00%	(7)	6/25/2033	Aaa/AAA
2-A (6)	$312,159,000	1M Libor	2.65	1-90	14.00%	TBD	6/25/2033	Aaa/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA
M1	$46,120,000	1M Libor	4.98	39-90	9.65%	TBD	6/25/2033	Aa2/AA
M2	$45,060,000	1M Libor	4.95	38-90	5.40%	TBD	6/25/2033	A2/A
M3	$15,904,000	1M Libor	4.93	37-90	3.90%	TBD	6/25/2033	A3/A-
M4	$13,253,000	1M Libor	4.84	37-90	2.65%	TBD	6/25/2033	Baa1/BBB+
M5	$13,253,000	1M Libor	4.40	37-78	1.40%	TBD	6/25/2033	Baa2/BBB
B	$7,422,000	1M Libor	3.42	37-54	0.70%	TBD	6/25/2033	Baa3/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
1-A1(5)	$346,631,000	1M Libor	0.99	1-27	14.00%	TBD	6/25/2033	Aaa/AAA
1-A2(5)	$253,014,000	(7)	5.15	27-177	14.00%	(7)	6/25/2033	Aaa/AAA
2-A (6)	$312,159,000	1M Libor	2.91	1-183	14.00%	TBD	6/25/2033	Aaa/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	11/25/2004	Aaa/AAA
M1	$46,120,000	1M Libor	5.39	39-140	9.65%	TBD	6/25/2033	Aa2/AA
M2	$45,060,000	1M Libor	5.25	38-127	5.40%	TBD	6/25/2033	A2/A
M3	$15,904,000	1M Libor	5.06	37-105	3.90%	TBD	6/25/2033	A3/A-
M4	$13,253,000	1M Libor	4.84	37-93	2.65%	TBD	6/25/2033	Baa1/BBB+
M5	$13,253,000	1M Libor	4.40	37-78	1.40%	TBD	6/25/2033	Baa2/BBB
B	$7,422,000	1M Libor	3.42	37-54	0.70%	TBD	6/25/2033	Baa3/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.70%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 2-A is the Group 2 Senior Certificate.

(7) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its applicable margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid to the Class 2-A Certificates. Once the Group 1 Senior Certificates have been retired, and if the Class 2-A Certificates still remain outstanding, all principal collected from Group 1 will be allocated to the Class 2-A Certificates. Conversely, once the Class 2-A Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates. After the Group 1 and Group 2 Senior Certificates have been reduced to zero, principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid sequentially to the Class 1-A1 and the Class 1-A2 Certificates and all Group 2 principal will be paid to the Class 2-A Certificates, to the Targeted Senior Enhancement Percentage. Once the Group 1 Senior Certificates have been retired, and if the Class 2-A Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Class 2-A Certificates, to the Targeted Senior Enhancement Percentage. Conversely, once the Class 2-A Certificates have been retired, and if the Group 1 Senior Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Group 1 Senior Certificates, to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.70% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their Net Funds Cap (as defined herein). Beginning on May 25, 2005, the Class 1-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their Net Funds Cap (as defined herein) and beginning on June 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, and Class 2-A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	$230,096,255	$119,781,745	$349,878,000
7-12	188,260,692	98,003,308	286,264,000
13-18	83,671,126	43,556,874	127,228,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 66% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 34% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.20%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	788,636,118.24
3	773,700,758.19
4	757,034,125.35
5	738,683,851.76
6	718,706,923.16
7	697,169,525.72
8	674,146,810.26
9	650,030,123.99
10	625,120,403.99
11	599,477,461.11
12	573,166,516.17

Month	Approximate Notional Balance ($)
13	546,257,760.62
14	518,827,309.57
15	490,952,482.15
16	464,518,992.64
17	438,917,862.25
18	414,565,788.25
19	391,060,436.73
20	368,372,452.52
21	346,473,496.33
22	315,331,550.87
23	286,093,800.59
24	275,729,145.17

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A1 and Class 1-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 and the first 24 Distribution Dates, (b) will be equal to 1.

The "Class 2-A Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A1 and Class 1-A2 Net Funds Cap and the Class 2-A Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (51.3%) BNC (26.1%), People's Choice Home Loan (13.0%) and Aurora Loan Services (6.8%) and as of the closing date will be serviced by Wells Fargo (51.3%), Ocwen (23.9%), Option One (18.0%) and Aurora Loan Services (6.8%). The loans currently serviced by Option One are expected to transfer to another servicer in the securitization on or about July 1, 2003.

Mortgage Insurance

Approximately 79.5% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian, PMI or Amerin. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2 and 2-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A will double, the margin on Class 1-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2 and 2-A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.70% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 Aaa/AAA/AAA Libor Floater (Group 1) 1-A2 Aaa/AAA/AAA Fixed-Floating (Group 1)	2-A Aaa/AAA/AAA Libor Floater (Group 2)	A-IO Aaa/AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2 and 2-A.
M1 Aa2/AA/AA Libor Floater			Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A2/A/A Libor Floater			
M3 A3/A-/A- Libor Floater			
M4 Baa1/BBB+/NR Libor Floater			
M5 Baa2/BBB/NR Libor Floater			
B Baa3/BBB-/NR Libor Floater			

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC5
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: June 25, 2003
Cut-Off Date:	May 1, 2003
Expected Pricing Date:	May [ ], 2003
Closing Date:	May 30, 2003
Settlement Date:	May 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 1-A2 (following the 24th Distribution Date), 2-A, M1, M2, M3 and M4, M5, B 30/360 on Class 1-A2 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.005% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, and 2-A. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.35	0.99	0.77	0.62
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A2					
Avg. Life (yrs)	9.52	6.43	4.69	3.50	2.60
Window (mos)	55-175	36-121	27-90	21-70	17-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class 2-A					
Avg. Life (yrs)	5.34	3.62	2.65	2.01	1.53
Window (mos)	1-175	1-121	1-90	1-70	1-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class M1					
Avg. Life (yrs)	9.65	6.54	4.98	4.30	4.18
Window (mos)	56-175	37-121	39-90	42-70	45-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class M2					
Avg. Life (yrs)	9.65	6.54	4.95	4.16	3.83
Window (mos)	56-175	37-121	38-90	39-70	40-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class M3					
Avg. Life (yrs)	9.65	6.54	4.93	4.10	3.68
Window (mos)	56-175	37-121	37-90	38-70	39-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class M4					
Avg. Life (yrs)	9.53	6.44	4.84	4.01	3.57
Window (mos)	56-175	37-121	37-90	38-70	38-56
Expected Final Mat.	12/25/2017	6/25/2013	11/25/2010	3/25/2009	1/25/2008
Class M5					
Avg. Life (yrs)	8.71	5.85	4.40	3.64	3.27
Window (mos)	56-155	37-106	37-78	37-61	37-49
Expected Final Mat.	4/25/2016	3/25/2012	11/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.61	4.41	3.42	3.10	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	6/25/2012	6/25/2009	11/25/2007	11/25/2006	6/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.34	0.86	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	5/25/2006	4/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	6.37	3.97	2.54
Window (mos)	36-118	23-76	16-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class 2-A			
Avg. Life (yrs)	3.44	2.17	1.42
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class M1			
Avg. Life (yrs)	6.38	4.48	4.20
Window (mos)	37-118	41-76	46-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class M2			
Avg. Life (yrs)	6.38	4.39	3.80
Window (mos)	37-118	39-76	41-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class M3			
Avg. Life (yrs)	6.38	4.34	3.64
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class M4			
Avg. Life (yrs)	6.29	4.28	3.53
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	3/25/2013	9/25/2009	11/25/2007
Class M5			
Avg. Life (yrs)	5.71	3.88	3.24
Window (mos)	37-103	37-67	37-47
Expected Final Mat.	12/25/2011	12/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.30	3.18	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	4/25/2009	3/25/2007	6/25/2006

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.04	1.35	0.99	0.77	0.62
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	12/25/2007	5/25/2006	8/25/2005	2/25/2005	10/25/2004
Class 1-A2					
Avg. Life (yrs)	10.30	7.04	5.15	3.86	2.88
Window (mos)	55-307	36-234	27-177	21-139	17-110
Expected Final Mat.	12/25/2028	11/25/2022	2/25/2018	12/25/2014	7/25/2012
Class 2-A					
Avg. Life (yrs)	5.72	3.94	2.91	2.22	1.72
Window (mos)	1-312	1-241	1-183	1-147	1-119
Expected Final Mat.	5/25/2029	6/25/2023	8/25/2018	8/25/2015	4/25/2013
Class M1					
Avg. Life (yrs)	10.33	7.08	5.39	4.63	4.45
Window (mos)	56-257	37-184	39-140	42-110	45-88
Expected Final Mat.	10/25/2024	9/25/2018	1/25/2015	7/25/2012	9/25/2010
Class M2					
Avg. Life (yrs)	10.15	6.95	5.25	4.40	4.03
Window (mos)	56-236	37-169	38-127	39-99	40-79
Expected Final Mat.	1/25/2023	6/25/2017	12/25/2013	8/25/2011	12/25/2009
Class M3					
Avg. Life (yrs)	9.84	6.72	5.06	4.20	3.76
Window (mos)	56-200	37-141	37-105	38-82	39-66
Expected Final Mat.	1/25/2020	2/25/2015	2/25/2012	3/25/2010	11/25/2008
Class M4					
Avg. Life (yrs)	9.53	6.45	4.84	4.02	3.58
Window (mos)	56-178	37-125	37-93	38-72	38-58
Expected Final Mat.	3/25/2018	10/25/2013	2/25/2011	5/25/2009	3/25/2008
Class M5					
Avg. Life (yrs)	8.71	5.85	4.40	3.64	3.27
Window (mos)	56-155	37-106	37-78	37-61	37-49
Expected Final Mat.	4/25/2016	3/25/2012	11/25/2009	6/25/2008	6/25/2007
Class B					
Avg. Life (yrs)	6.61	4.41	3.42	3.10	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	6/25/2012	6/25/2009	11/25/2007	11/25/2006	6/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.34	0.86	0.61
Window (mos)	1-36	1-23	1-16
Expected Final Mat.	5/25/2006	4/25/2005	9/25/2004
Class 1-A2			
Avg. Life (yrs)	7.04	4.43	2.86
Window (mos)	36-237	23-160	16-114
Expected Final Mat.	2/25/2023	9/25/2016	11/25/2012
Class 2-A			
Avg. Life (yrs)	3.71	2.35	1.55
Window (mos)	1-234	1-158	1-113
Expected Final Mat.	11/25/2022	7/25/2016	10/25/2012
Class M1			
Avg. Life (yrs)	6.92	4.84	4.46
Window (mos)	37-181	41-120	46-85
Expected Final Mat.	6/25/2018	5/25/2013	6/25/2010
Class M2			
Avg. Life (yrs)	6.78	4.66	3.99
Window (mos)	37-165	39-108	41-77
Expected Final Mat.	2/25/2017	5/25/2012	10/25/2009
Class M3			
Avg. Life (yrs)	6.56	4.46	3.72
Window (mos)	37-138	38-89	39-63
Expected Final Mat.	11/25/2014	10/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.30	4.28	3.53
Window (mos)	37-122	37-79	38-56
Expected Final Mat.	7/25/2013	12/25/2009	1/25/2008
Class M5			
Avg. Life (yrs)	5.71	3.88	3.24
Window (mos)	37-103	37-67	37-47
Expected Final Mat.	12/25/2011	12/25/2008	4/25/2007
Class B			
Avg. Life (yrs)	4.30	3.18	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	4/25/2009	3/25/2007	6/25/2006

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.2905	4.27
6.3005	4.02
6.3105	3.76
6.3205	3.51
6.3305	3.25
6.3405	3.00
6.3505	2.75
6.3605	2.50
6.3705	2.25
6.3805	2.00
6.3905	1.75
Mod. Dur.	0.62 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.3405% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	1-A1 & 1-A2 Funds Cap (%)	2-A Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A1 & 1-A2 Funds Cap (%)	2-A Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	10.35384	8.76667	9.81047
2	N/A	N/A	N/A	32	10.01850	8.48116	9.49219
3	N/A	N/A	N/A	33	11.01765	8.47845	10.14835
4	N/A	N/A	N/A	34	12.19595	10.15425	11.49697
5	N/A	N/A	N/A	35	11.01375	9.16782	10.38179
6	N/A	N/A	N/A	36	11.37886	9.46953	10.72520
7	N/A	N/A	N/A	37	11.00985	9.16031	10.37666
8	N/A	N/A	N/A	38	11.37484	9.46178	10.71985
9	N/A	N/A	N/A	39	11.82994	9.15281	10.91332
10	N/A	N/A	N/A	40	11.82759	9.70459	11.10080
11	N/A	N/A	N/A	41	12.21942	10.02343	11.46772
12	N/A	N/A	N/A	42	11.82289	9.69561	11.09478
13	N/A	N/A	N/A	43	12.21457	10.01416	11.46148
14	N/A	N/A	N/A	44	11.81820	9.68665	11.08874
15	N/A	N/A	N/A	45	12.49979	9.68217	11.53564
16	N/A	N/A	N/A	46	13.83610	11.11263	12.90431
17	N/A	N/A	N/A	47	12.49445	10.03227	11.65218
18	N/A	N/A	N/A	48	12.90818	10.36158	12.03718
19	N/A	N/A	N/A	49	12.48912	10.02240	11.64561
20	N/A	N/A	N/A	50	12.90267	10.35139	12.03043
21	N/A	N/A	N/A	51	12.60349	10.01256	11.71791
22	N/A	N/A	N/A	52	12.60076	10.08688	11.74174
23	N/A	N/A	N/A	53	13.01797	10.41793	12.12976
24	N/A	N/A	N/A	54	12.59530	10.07686	11.73523
25	9.31975	8.01483	8.87301	55	13.01233	10.40759	12.12308
26	9.62933	8.27986	9.16734	56	12.58985	10.06687	11.72882
27	10.02522	8.01071	9.33555	57	12.68983	10.06189	11.79332
28	10.02388	8.49203	9.49945	58	13.56203	10.81576	12.62555
29	10.35662	8.77229	9.81422	59	12.68430	10.11292	11.80783
30	10.02119	8.48659	9.49582	60	13.10425	10.44480	12.19819

(1) Based on 1 month Libor, 6 month LIBOR and 12 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC5 Collateral Summary -Aggregate

Total Number of Loans	7,220	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,060,236,882	Yes	29.2%
Average Loan Principal Balance	$146,847	No	70.8%
Fixed Rate	22.3%		
Adjustable Rate	77.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	88.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.2%	Yes	79.5%
Weighted Average Margin	6.4%	No	20.5%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.8%	None	11.8%
Weighted Average Floor	8.2%	0.001-1.000	3.9%
Weighted Average Original Term (mo.)	347.2	1.001-2.000	56.3%
Weighted Average Remaining Term (mo.)	343.5	2.001-3.000	19.2%
Weighted Average Loan Age (mo.)	3.7	4.001-5.000	8.7%
Weighted Average Combined LTV	78.8%		
Non-Zero Weighted Average FICO	617		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	98.6%	CA	38.5%
Second	1.4%	FL	5.2%
		CO	3.9%
Product Type		NY	3.8%
2/28 ARM (LIBOR)	66.3%	NJ	3.4%
Fixed Rate	17.8%		
3/27 ARM (LIBOR)	11.1%	**Occupancy Status**	
Balloon	4.5%	Primary Home	94.0%
Other	0.3%	Investment	5.4%
		Second Home	0.6%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	855	$30,339,546.05	2.86%
50,000.01 - 100,000.00	2,002	148,382,445.40	14.00
100,000.01 - 150,000.00	1,534	191,189,506.54	18.03
150,000.01 - 200,000.00	1,096	190,498,892.97	17.97
200,000.01 - 250,000.00	705	157,055,346.43	14.81
250,000.01 - 300,000.00	438	119,760,442.77	11.30
300,000.01 - 350,000.00	269	87,049,593.35	8.21
350,000.01 - 400,000.00	164	61,760,668.54	5.83
400,000.01 - 450,000.00	81	34,671,077.16	3.27
450,000.01 - 500,000.00	44	20,959,151.62	1.98
500,000.01 - 550,000.00	14	7,342,701.41	0.69
550,000.01 - 600,000.00	11	6,474,387.70	0.61
600,000.01 - 650,000.00	3	1,915,039.54	0.18
650,000.01 - 700,000.00	2	1,353,911.20	0.13
700,000.01 - 750,000.00	2	1,484,171.64	0.14
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Minimum: $9,655.48
Maximum: $745,674.23
Average: $146,847.21

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	11	$2,704,154.79	0.26%
5.501 - 6.000	132	29,747,224.08	2.81
6.001 - 6.500	282	58,987,739.78	5.56
6.501 - 7.000	714	144,810,006.10	13.66
7.001 - 7.500	835	157,739,316.21	14.88
7.501 - 8.000	1,035	181,466,642.85	17.12
8.001 - 8.500	786	121,601,048.73	11.47
8.501 - 9.000	827	110,336,294.30	10.41
9.001 - 9.500	535	65,131,288.84	6.14
9.501 - 10.000	568	62,887,153.91	5.93
10.001 - 10.500	421	39,939,340.53	3.77
10.501 - 11.000	438	39,897,334.44	3.76
11.001 - 11.500	278	20,728,446.87	1.96
11.501 - 12.000	224	16,372,343.04	1.54
12.001 - 12.500	78	5,318,579.94	0.50
12.501 - 13.000	25	1,542,028.05	0.15
13.001 - 13.500	7	298,784.82	0.03
13.501 - 14.000	19	478,097.44	0.05
14.001 - 14.250	2	83,546.75	0.01
14.251 >=	3	167,510.85	0.02
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Minimum: 5.250%
Maximum: 15.000%
Weighted Average: 8.222%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
180	651	$74,767,027.96	7.05%
181 - 240	23	1,146,837.17	0.11
301 - 360	6,546	984,323,017.19	92.84
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 347.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	12	$810,897.27	0.08%
171 - 180	639	73,956,130.69	6.98
181 - 240	24	1,186,063.72	0.11
241 - 300	3	155,594.61	0.01
301 - 360	6,542	984,128,196.03	92.82
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Minimum: 113.0
Maximum: 360.0
Weighted Average: 343.5

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	4	$294,684.66	0.03%
10.001 - 20.000	14	873,333.82	0.08
20.001 - 30.000	44	3,261,516.63	0.31
30.001 - 40.000	84	7,236,636.93	0.68
40.001 - 50.000	166	20,413,635.20	1.93
50.001 - 60.000	320	46,695,912.48	4.40
60.001 - 70.000	979	135,848,637.17	12.81
70.001 - 80.000	2,864	442,092,801.73	41.70
80.001 - 90.000	1,950	301,010,237.43	28.39
90.001 - 100.000	795	102,509,486.27	9.67
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Minimum: 6.500%
Maximum: 100.000%
Non-Zero WA: 78.844%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	65	$3,348,236.24	0.32%
401 - 450	4	171,732.60	0.02
451 - 500	137	14,047,343.91	1.32
501 - 550	1,513	196,702,923.26	18.55
551 - 600	1,686	232,971,636.04	21.97
601 - 650	1,885	285,505,475.86	26.93
651 - 700	1,244	203,913,016.83	19.23
701 - 750	488	87,598,279.09	8.26
751 - 800	189	34,506,641.70	3.25
801 >=	9	1,471,596.79	0.14
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Non-Zero Minimum: 408
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,888	$574,657,363.83	54.20%
Purchase	2,564	371,354,126.37	35.03
Rate/Term Refinance	744	111,976,779.37	10.56
Debt Consolidation	24	2,248,612.75	0.21
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,837	$849,844,572.24	80.16%
2-4 Family	415	68,306,013.86	6.44
PUD	386	66,749,749.25	6.30
Condo	432	62,444,271.46	5.89
Manufactured Housing	144	11,868,540.12	1.12
Row House	4	562,377.88	0.05
Townhouse	2	461,357.51	0.04
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,315	$269,609,539.54	25.43%
CA-N	641	138,679,829.73	13.08
FL	470	55,537,526.84	5.24
CO	255	41,489,807.57	3.91
NY	201	39,781,480.48	3.75
NJ	205	35,994,248.68	3.39
TX	305	28,551,516.62	2.69
IL	200	28,235,064.41	2.66
MN	183	26,688,029.41	2.52
OH	303	26,243,327.09	2.48
MD	161	25,736,603.87	2.43
PA	244	23,468,582.53	2.21
AZ	189	22,691,576.70	2.14
NV	157	21,761,118.86	2.05
WA	134	21,537,029.26	2.03
MI	214	21,475,985.86	2.03
HI	100	19,254,842.59	1.82
MA	109	19,223,678.75	1.81
MO	192	16,939,097.22	1.60
VA	106	16,803,871.97	1.58
NC	131	13,748,251.83	1.30
CT	75	12,161,662.10	1.15
UT	80	10,933,410.23	1.03
OR	79	10,706,058.97	1.01
WI	103	10,647,781.91	1.00
IN	126	8,565,981.43	0.81
DC	43	7,581,081.96	0.72
SC	79	7,521,280.72	0.71
TN	87	6,954,972.86	0.66
LA	68	6,064,768.84	0.57
Other	665	65,648,873.49	6.19
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	915	$125,146,220.68	11.80%
1% of Orig. Bal	28	1,802,595.10	0.17
1% of UPB	336	32,998,699.84	3.11
2 Mos. Int. Amt Prepaid >20% Orig. Bal.	176	20,492,527.75	1.93
2 Mos. Int. Amt Prepaid >33% Orig. Bal.	1	141,430.03	0.01
2 Mos. Int. on UPB	62	11,102,262.38	1.05
2% of UPB	403	55,339,790.50	5.22
3 Mos. Int. Amt Prepaid >20% Orig. Bal.	20	3,982,277.17	0.38
3 Mos. Int. on UPB	17	3,491,596.05	0.33
3% 2% 1% of UPB	1	81,053.18	0.01
5% 4% 3% 2% 1% of UPB	45	2,921,568.48	0.28
5% of UPB	3	460,957.44	0.04
6 Mos. Int. Amt Prepaid >20% Orig. Bal.	4,134	659,387,419.09	62.19
6 Mos. Int. on 80% of UPB	1,079	142,888,484.63	13.48
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,638	$625,486,321.06	58.99%
Stated	2,243	373,317,040.93	35.21
Limited	264	51,017,921.53	4.81
No Documentation	74	10,303,044.90	0.97
No Ratio	1	112,553.90	0.01
Total:	**7,220**	**$1,060,236,882.32**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	1	$171,775.19	0.02%
3.001 - 3.500	2	279,960.46	0.03
3.501 - 4.000	30	4,408,272.28	0.54
4.001 - 4.500	328	59,090,565.80	7.17
4.501 - 5.000	494	91,087,827.10	11.06
5.001 - 5.500	353	53,268,537.80	6.47
5.501 - 6.000	713	119,139,904.16	14.46
6.001 - 6.500	548	94,581,893.35	11.48
6.501 - 7.000	826	135,495,705.53	16.45
7.001 - 7.500	850	133,569,989.07	16.21
7.501 - 8.000	488	60,387,373.75	7.33
8.001 - 8.500	339	37,980,989.44	4.61
8.501 - 9.000	252	27,001,296.15	3.28
9.001 - 9.500	51	5,475,552.98	0.66
9.501 - 10.000	14	1,756,797.49	0.21
10.001 >=	2	143,459.84	0.02
Total:	**5,291**	**$823,839,900.39**	**100.00%**

Minimum: 2.000%
Maximum: 10.380%
Weighted Average: 6.439%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,741	$318,240,740.93	38.63%
3.000	3,550	505,599,159.46	61.37
Total:	**5,291**	**$823,839,900.39**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.614%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5,179	$809,005,145.19	98.20%
1.500	104	13,537,272.89	1.64
2.000	8	1,297,482.31	0.16
Total:	**5,291**	**$823,839,900.39**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.010%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	2	$615,187.44	0.07%
11.501 - 12.000	23	5,152,917.13	0.63
12.001 - 12.500	111	23,242,256.75	2.82
12.501 - 13.000	303	59,490,381.89	7.22
13.001 - 13.500	417	79,682,216.75	9.67
13.501 - 14.000	613	114,555,941.68	13.91
14.001 - 14.500	616	110,615,076.12	13.43
14.501 - 15.000	736	125,248,303.16	15.20
15.001 - 15.500	552	85,423,616.75	10.37
15.501 - 16.000	597	79,066,910.57	9.60
16.001 - 16.500	403	47,121,386.09	5.72
16.501 - 17.000	411	45,832,840.54	5.56
17.001 - 17.500	212	21,011,450.30	2.55
17.501 - 18.000	192	18,645,928.05	2.26
18.001 - 18.500	80	6,346,296.93	0.77
18.501 - 19.000	18	1,517,341.24	0.18
19.001 - 19.500	3	211,070.15	0.03
19.501 >=	2	60,778.85	0.01
Total:	**5,291**	**$823,839,900.39**	**100.00%**

Minimum: 11.375%
Maximum: 20.200%
Weighted Average: 14.758%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	189	$37,377,923.79	4.54%
5.501 - 6.000	53	9,652,654.49	1.17
6.001 - 6.500	160	33,727,923.57	4.09
6.501 - 7.000	436	89,515,460.98	10.87
7.001 - 7.500	606	118,791,511.42	14.42
7.501 - 8.000	768	142,553,389.74	17.30
8.001 - 8.500	584	96,336,236.57	11.69
8.501 - 9.000	631	90,998,950.94	11.05
9.001 - 9.500	416	55,068,125.44	6.68
9.501 - 10.000	438	51,561,259.93	6.26
10.001 - 10.500	309	32,342,051.97	3.93
10.501 - 11.000	320	32,864,109.27	3.99
11.001 - 11.500	169	14,864,111.29	1.80
11.501 - 12.000	142	12,476,752.25	1.51
12.001 - 12.500	58	4,554,596.47	0.55
12.501 - 13.000	11	1,124,055.82	0.14
13.001 - 13.500	1	30,786.45	0.00
Total:	**5,291**	**$823,839,900.39**	**100.00%**

Minimum: 2.000%
Maximum: 13.200%
Weighted Average: 8.209%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-11	1	$49,757.49	0.01%
2003-12	2	330,921.95	0.04
2004-01	1	74,879.19	0.01
2004-02	4	841,923.68	0.10
2004-03	1	109,364.50	0.01
2004-04	1	103,759.93	0.01
2004-05	13	2,154,520.20	0.26
2004-06	5	481,345.14	0.06
2004-07	12	1,143,304.64	0.14
2004-08	18	2,901,594.18	0.35
2004-09	35	4,420,993.49	0.54
2004-10	73	10,972,260.84	1.33
2004-11	863	127,288,362.43	15.45
2004-12	669	92,102,460.07	11.18
2005-01	531	73,094,795.38	8.87
2005-02	699	108,965,035.91	13.23
2005-03	919	150,816,364.14	18.31
2005-04	652	129,582,691.30	15.73
2005-05	5	563,601.73	0.07
2005-06	2	407,332.33	0.05
2005-07	1	112,048.39	0.01
2005-08	6	755,180.29	0.09
2005-09	2	412,569.32	0.05
2005-10	7	1,059,468.75	0.13
2005-11	119	17,270,829.18	2.10
2005-12	84	11,793,648.72	1.43
2006-01	63	6,690,039.82	0.81
2006-02	105	15,378,385.02	1.87
2006-03	257	37,575,952.65	4.56
2006-04	137	25,348,501.84	3.08
2008-02	1	301,137.27	0.04
2008-03	3	736,870.62	0.09
Total:	**5,291**	**$823,839,900.39**	**100.00%**

SAIL 2003-BC5 Collateral Summary – Group 1

Total Number of Loans	5,216	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$697,261,720	Yes	30.4%
Average Loan Principal Balance	$133,677	No	69.6%
Fixed Rate	13.8%		
Adjustable Rate	86.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	87.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.5%	Yes	81.7%
Weighted Average Margin	6.5%	No	18.3%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.0%	None	12.8%
Weighted Average Floor	8.3%	0.001-1.000	3.3%
Weighted Average Original Term (mo.)	350.7	1.001-2.000	62.8%
Weighted Average Remaining Term (mo.)	346.7	2.001-3.000	21.1%
Weighted Average Loan Age (mo.)	3.9		
Weighted Average Combined LTV	78.9%		
Non-Zero Weighted Average FICO	608		
Non-Zero Weighted Average DTI	40.4%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	99.3%	CA	33.4%
Second	0.7%	NY	4.6%
		CO	4.5%
Product Type		FL	4.5%
2/28 ARM (LIBOR)	73.8%	NJ	4.5%
3/27 ARM (LIBOR)	12.2%		
Fixed Rate	10.8%	**Occupancy Status**	
Balloon	3.0%	Primary Home	93.3%
Other	0.2%	Investment	5.9%
		Second Home	0.8%

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	602	$21,168,130.06	3.04%
50,000.01 - 100,000.00	1,452	108,738,870.79	15.60
100,000.01 - 150,000.00	1,250	155,801,009.67	22.34
150,000.01 - 200,000.00	896	155,522,874.33	22.30
200,000.01 - 250,000.00	547	122,067,771.05	17.51
250,000.01 - 300,000.00	360	98,429,296.24	14.12
300,000.01 - 350,000.00	95	29,870,250.90	4.28
350,000.01 - 400,000.00	11	4,184,641.68	0.60
400,000.01 - 450,000.00	1	428,476.21	0.06
450,000.01 - 500,000.00	1	453,158.97	0.06
550,000.01 - 600,000.00	1	597,240.09	0.09
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Minimum: $9,655.48
Maximum: $597,240.09
Weighted Average: $133,677.48

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	2	$485,972.36	0.07%
5.501 - 6.000	38	7,231,399.26	1.04
6.001 - 6.500	162	28,625,889.47	4.11
6.501 - 7.000	463	79,526,575.14	11.41
7.001 - 7.500	566	93,255,234.32	13.37
7.501 - 8.000	737	114,963,524.82	16.49
8.001 - 8.500	608	86,988,569.72	12.48
8.501 - 9.000	614	81,698,782.14	11.72
9.001 - 9.500	418	50,773,719.76	7.28
9.501 - 10.000	438	48,827,150.94	7.00
10.001 - 10.500	326	33,613,569.33	4.82
10.501 - 11.000	342	33,691,921.50	4.83
11.001 - 11.500	192	15,751,501.63	2.26
11.501 - 12.000	184	14,364,152.44	2.06
12.001 - 12.500	71	4,906,970.11	0.70
12.501 - 13.000	24	1,528,847.19	0.22
13.001 - 13.500	7	298,784.82	0.04
13.501 - 14.000	19	478,097.44	0.07
14.001 - 14.250	2	83,546.75	0.01
14.251 >=	3	167,510.85	0.02
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Minimum: 5.250%
Maximum: 15.000%
Weighted Average: 8.468%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
180	390	$35,558,283.64	5.10%
181 - 240	22	920,765.43	0.13
301 - 360	4,804	660,782,670.92	94.77
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 350.7

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	10	$489,500.58	0.07%
171 - 180	380	35,068,783.06	5.03
181 - 240	23	959,991.98	0.14
241 - 300	3	155,594.61	0.02
301 - 360	4,800	660,587,849.76	94.74
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Minimum: 113.0
Maximum: 360.0
Weighted Average: 346.7

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	3	$269,755.21	0.04%
10.001 - 20.000	9	367,603.90	0.05
20.001 - 30.000	37	2,255,432.69	0.32
30.001 - 40.000	63	5,335,089.47	0.77
40.001 - 50.000	108	11,010,208.85	1.58
50.001 - 60.000	229	27,207,130.72	3.90
60.001 - 70.000	730	92,111,706.56	13.21
70.001 - 80.000	2,120	294,408,606.33	42.22
80.001 - 90.000	1,389	195,165,140.83	27.99
90.001 - 100.000	528	69,131,045.43	9.91
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Minimum: 6.500%
Maximum: 100.000%
Non-Zero WA: 78.923%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	53	$2,855,028.12	0.41%
401 - 450	4	171,732.60	0.02
451 - 500	119	12,159,774.14	1.74
501 - 550	1,264	158,789,175.93	22.77
551 - 600	1,262	162,069,125.96	23.24
601 - 650	1,284	173,093,882.65	24.82
651 - 700	792	116,563,280.96	16.72
701 - 750	320	52,191,214.77	7.49
751 - 800	115	19,019,102.90	2.73
801 >=	3	349,401.96	0.05
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Non-Zero Minimum: 408
Maximum: 819
Non-Zero WA: 608

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,901	$390,605,944.05	56.02%
Purchase	1,799	244,024,111.99	35.00
Rate/Term Refinance	492	60,383,051.20	8.66
Debt Consolidation	24	2,248,612.75	0.32
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,295	$561,719,704.81	80.56%
2-4 Family	296	51,381,521.01	7.37
Condo	302	41,786,812.92	5.99
PUD	226	33,934,535.80	4.87
Manufactured Housing	92	7,828,823.77	1.12
Row House	4	562,377.88	0.08
Townhouse	1	47,943.80	0.01
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	849	$157,893,402.30	22.64%
CA-N	394	74,848,655.33	10.73
NY	178	32,205,509.08	4.62
CO	200	31,608,797.17	4.53
FL	283	31,403,885.93	4.50
NJ	192	31,035,945.30	4.45
MN	175	24,238,672.81	3.48
TX	251	22,100,158.84	3.17
MD	138	18,924,184.72	2.71
AZ	162	17,885,539.52	2.57
MI	179	17,480,194.85	2.51
MA	101	16,631,192.08	2.39
WA	110	15,524,044.23	2.23
PA	172	14,968,259.80	2.15
IL	120	14,612,426.99	2.10
MO	159	13,139,164.32	1.88
NC	123	12,876,493.20	1.85
VA	84	12,482,794.42	1.79
NV	81	11,392,900.51	1.63
CT	63	8,907,073.57	1.28
OR	68	8,385,794.98	1.20
UT	67	8,284,044.55	1.19
IN	103	7,075,998.12	1.01
WI	71	6,437,772.02	0.92
DC	39	6,247,052.70	0.90
SC	70	6,165,962.63	0.88
OH	73	5,988,756.06	0.86
HI	29	5,432,819.45	0.78
TN	61	5,223,595.03	0.75
IA	67	4,744,624.23	0.68
Other	554	53,116,005.25	7.62
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	736	$89,190,119.90	12.79%
1% of Orig. Bal.	28	1,802,595.10	0.26
2% of UPB	207	19,882,685.55	2.85
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	133	14,173,553.48	2.03
2 Mos. Int. on Amt. Prepaid >33% Orig. Bal.	1	141,430.03	0.02
2 Mos. Int. on UPB	59	9,969,063.14	1.43
2% of UPB	334	43,025,124.50	6.17
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	18	3,351,801.37	0.48
3 Mos. Int. on UPB	17	3,491,596.05	0.50
3% 2% 1% of UPB	1	81,053.18	0.01
5% 4% 3% 2% 1% of UPB	22	1,443,535.54	0.21
5% of UPB	3	460,957.44	0.07
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3,489	496,970,517.56	71.27
6 Mos. Int. on 80% of UPB	168	13,277,687.15	1.90
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,489	$429,115,181.25	61.54%
Stated	1,443	220,330,743.80	31.60
Limited	224	40,617,987.40	5.83
No Documentation	59	7,085,253.64	1.02
No Ratio	1	112,553.90	0.02
Total:	**5,216**	**$697,261,719.99**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$171,775.19	0.03%
3.001 - 3.500	1	159,594.42	0.03
3.501 - 4.000	23	3,299,340.42	0.55
4.001 - 4.500	296	48,565,031.86	8.08
4.501 - 5.000	454	78,175,405.09	13.01
5.001 - 5.500	319	44,374,432.83	7.38
5.501 - 6.000	311	40,001,059.22	6.66
6.001 - 6.500	301	41,969,927.59	6.98
6.501 - 7.000	689	101,295,428.64	16.86
7.001 - 7.500	794	118,025,719.78	19.64
7.501 - 8.000	464	56,516,304.56	9.40
8.001 - 8.500	313	35,199,053.39	5.86
8.501 - 9.000	246	25,878,189.00	4.31
9.001 - 9.500	51	5,475,552.98	0.91
9.501 - 10.000	13	1,705,040.52	0.28
10.001 >=	2	143,459.84	0.02
Total:	**4,278**	**$600,955,315.33**	**100.00%**

Minimum: 2.000%
Maximum: 10.380%
Weighted Average: 6.540%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	1,573	$250,911,390.23	41.75%
3.000	2,705	350,043,925.10	58.25
Total:	**4,278**	**$600,955,315.33**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.582%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,166	$586,120,560.13	97.53%
1.500	104	13,537,272.89	2.25
2.000	8	1,297,482.31	0.22
Total:	**4,278**	**$600,955,315.33**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.013%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$218,031.58	0.04%
11.501 - 12.000	18	3,538,317.65	0.59
12.001 - 12.500	86	16,087,658.64	2.68
12.501 - 13.000	222	38,649,914.93	6.43
13.001 - 13.500	269	42,501,096.47	7.07
13.501 - 14.000	426	68,314,320.37	11.37
14.001 - 14.500	476	76,738,908.94	12.77
14.501 - 15.000	566	88,461,432.50	14.72
15.001 - 15.500	453	66,013,218.61	10.98
15.501 - 16.000	521	68,549,416.63	11.41
16.001 - 16.500	371	43,545,824.68	7.25
16.501 - 17.000	382	42,497,188.72	7.07
17.001 - 17.500	203	20,117,877.30	3.35
17.501 - 18.000	183	17,734,079.04	2.95
18.001 - 18.500	78	6,198,839.03	1.03
18.501 - 19.000	18	1,517,341.24	0.25
19.001 - 19.500	3	211,070.15	0.04
19.501 >=	2	60,778.85	0.01
Total:	**4,278**	**$600,955,315.33**	**100.00%**

Minimum: 11.500%
Maximum: 20.200%
Weighted Average: 14.966%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	188	$36,980,767.93	6.15%
5.501 - 6.000	48	8,038,055.01	1.34
6.001 - 6.500	121	21,005,770.80	3.50
6.501 - 7.000	321	55,521,116.15	9.24
7.001 - 7.500	434	71,153,699.15	11.84
7.501 - 8.000	577	93,287,233.54	15.52
8.001 - 8.500	456	68,926,839.29	11.47
8.501 - 9.000	494	68,373,683.11	11.38
9.001 - 9.500	338	43,482,015.05	7.24
9.501 - 10.000	366	42,465,315.49	7.07
10.001 - 10.500	280	29,850,745.98	4.97
10.501 - 11.000	293	30,440,773.78	5.07
11.001 - 11.500	160	13,970,538.29	2.32
11.501 - 12.000	134	11,896,780.92	1.98
12.001 - 12.500	56	4,407,138.57	0.73
12.501 - 13.000	11	1,124,055.82	0.19
13.001 - 13.500	1	30,786.45	0.01
Total:	**4,278**	**$600,955,315.33**	**100.00%**

Minimum: 2.000%
Maximum: 13.200%
Weighted Average: 8.322%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-11	1	$49,757.49	0.01%
2003-12	2	330,921.95	0.06
2004-01	1	74,879.19	0.01
2004-02	4	841,923.68	0.14
2004-03	1	109,364.50	0.02
2004-04	1	103,759.93	0.02
2004-05	10	1,509,550.43	0.25
2004-06	5	481,345.14	0.08
2004-07	11	1,073,556.23	0.18
2004-08	16	2,665,659.81	0.44
2004-09	32	3,604,617.33	0.60
2004-10	66	9,468,900.90	1.58
2004-11	785	110,178,861.65	18.33
2004-12	610	80,012,489.70	13.31
2005-01	493	66,287,830.57	11.03
2005-02	630	93,046,455.04	15.48
2005-03	453	65,128,718.63	10.84
2005-04	528	81,002,004.05	13.48
2005-05	5	563,601.73	0.09
2005-07	1	112,048.39	0.02
2005-08	5	687,778.24	0.11
2005-09	2	412,569.32	0.07
2005-10	7	1,059,468.75	0.18
2005-11	106	13,057,921.89	2.17
2005-12	79	10,393,563.40	1.73
2006-01	61	5,951,376.41	0.99
2006-02	100	14,046,309.16	2.34
2006-03	152	22,899,299.58	3.81
2006-04	111	15,800,782.24	2.63
Total:	**4,278**	**$600,955,315.33**	**100.00%**

SAIL 2003-BC5 Collateral Summary – Group 2

Total Number of Loans	2,004	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$362,975,162	Yes	26.9%
Average Loan Principal Balance	$181,125	No	73.1%
Fixed Rate	38.6%		
Adjustable Rate	61.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	90.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	75.2%
Weighted Average Margin	6.2%	No	24.8%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	9.9%
Weighted Average Floor	7.9%	0.001-1.000	5.1%
Weighted Average Original Term (mo.)	340.5	1.001-2.000	43.9%
Weighted Average Remaining Term (mo.)	337.3	2.001-3.000	15.5%
Weighted Average Loan Age (mo.)	3.2	4.0001-5.000	25.6%
Weighted Average Combined LTV	78.7%		
Non-Zero Weighted Average FICO	633		
Non-Zero Weighted Average DTI	41.6%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	97.4%	CA	48.4%
Second	2.6%	FL	6.6%
		OH	5.6%
Product Type		HI	3.8%
2/28 ARM (LIBOR)	52.0%	IL	3.8%
Fixed Rate	31.1%		
3/27 ARM (LIBOR)	8.9%	**Occupancy Status**	
Balloon	7.5%	Primary Home	95.4%
Other	0.5%	Investment	4.4%
		Second Home	0.1%

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	253	$9,171,415.99	2.53%
50,000.01 - 100,000.00	550	39,643,574.61	10.92
100,000.01 - 150,000.00	284	35,388,496.87	9.75
150,000.01 - 200,000.00	200	34,976,018.64	9.64
200,000.01 - 250,000.00	158	34,987,575.38	9.64
250,000.01 - 300,000.00	78	21,331,146.53	5.88
300,000.01 - 350,000.00	174	57,179,342.45	15.75
350,000.01 - 400,000.00	153	57,576,026.86	15.86
400,000.01 - 450,000.00	80	34,242,600.95	9.43
450,000.01 - 500,000.00	43	20,505,992.65	5.65
500,000.01 - 550,000.00	14	7,342,701.41	2.02
550,000.01 - 600,000.00	10	5,877,147.61	1.62
600,000.01 - 650,000.00	3	1,915,039.54	0.53
650,000.01 - 700,000.00	2	1,353,911.20	0.37
700,000.01 - 750,000.00	2	1,484,171.64	0.41
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Minimum: $12,355.10
Maximum: $745,674.23
Weighted Average: $181,125.33

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	9	$2,218,182.43	0.61%
5.501 - 6.000	94	22,515,824.82	6.20
6.001 - 6.500	120	30,361,850.31	8.36
6.501 - 7.000	251	65,283,430.96	17.99
7.001 - 7.500	269	64,484,081.89	17.77
7.501 - 8.000	298	66,503,118.03	18.32
8.001 - 8.500	178	34,612,479.01	9.54
8.501 - 9.000	213	28,637,512.16	7.89
9.001 - 9.500	117	14,357,569.08	3.96
9.501 - 10.000	130	14,060,002.97	3.87
10.001 - 10.500	95	6,325,771.20	1.74
10.501 - 11.000	96	6,205,412.94	1.71
11.001 - 11.500	86	4,976,945.24	1.37
11.501 - 12.000	40	2,008,190.60	0.55
12.001 - 12.500	7	411,609.83	0.11
12.501 - 13.000	1	13,180.86	0.00
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Minimum: 5.375%
Maximum: 12.875%
Weighted Average: 7.750%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
180	261	$39,208,744.32	10.80%
181 - 240	1	226,071.74	0.06
301 - 360	1,742	323,540,346.27	89.14
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 340.5

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
170	2	$321,396.69	0.09%
171 - 180	259	38,887,347.63	10.71
181 - 240	1	226,071.74	0.06
301 - 360	1,742	323,540,346.27	89.14
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Minimum: 170.0
Maximum: 359.0
Weighted Average: 337.3

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$24,929.45	0.01%
10.001 - 20.000	5	505,729.92	0.14
20.001 - 30.000	7	1,006,083.94	0.28
30.001 - 40.000	21	1,901,547.46	0.52
40.001 - 50.000	58	9,403,426.35	2.59
50.001 - 60.000	91	19,488,781.76	5.37
60.001 - 70.000	249	43,736,930.61	12.05
70.001 - 80.000	744	147,684,195.40	40.69
80.001 - 90.000	561	105,845,096.60	29.16
90.001 - 100.000	267	33,378,440.84	9.20
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Minimum: 8.500%
Maximum: 100.000%
Non-Zero WA: 78.692%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	12	$493,208.12	0.14%
451 - 500	18	1,887,569.77	0.52
501 - 550	249	37,913,747.33	10.45
551 - 600	424	70,902,510.08	19.53
601 - 650	601	112,411,593.21	30.97
651 - 700	452	87,349,735.87	24.06
701 - 750	168	35,407,064.32	9.75
751 - 800	74	15,487,538.80	4.27
801 >=	6	1,122,194.83	0.31
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Non-Zero Minimum: 463
Maximum: 821
Non-Zero WA: 633

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	987	$184,051,419.78	50.71%
Purchase	765	127,330,014.38	35.08
Rate/Term Refinance	252	51,593,728.17	14.21
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,542	$288,124,867.43	79.38%
PUD	160	32,815,213.45	9.04
Condo	130	20,657,458.54	5.69
2-4 Family	119	16,924,492.85	4.66
Manufactured Housing	52	4,039,716.35	1.11
Townhouse	1	413,413.71	0.11
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	466	$111,716,137.24	30.78%
CA-N	247	63,831,174.40	17.59
FL	187	24,133,640.91	6.65
OH	230	20,254,571.03	5.58
HI	71	13,822,023.14	3.81
IL	80	13,622,637.42	3.75
NV	76	10,368,218.35	2.86
CO	55	9,881,010.40	2.72
PA	72	8,500,322.73	2.34
NY	23	7,575,971.40	2.09
MD	23	6,812,419.15	1.88
TX	54	6,451,357.78	1.78
WA	24	6,012,985.03	1.66
NJ	13	4,958,303.38	1.37
AZ	27	4,806,037.18	1.32
VA	22	4,321,077.55	1.19
WI	32	4,210,009.89	1.16
MI	35	3,995,791.01	1.10
MO	33	3,799,932.90	1.05
CT	12	3,254,588.53	0.90
UT	13	2,649,365.68	0.73
MA	8	2,592,486.67	0.71
MN	8	2,449,356.60	0.67
LA	18	2,385,269.27	0.66
OR	11	2,320,263.99	0.64
TN	26	1,731,377.83	0.48
MS	19	1,708,028.92	0.47
IN	23	1,489,983.31	0.41
SC	9	1,355,318.09	0.37
DC	4	1,334,029.26	0.37
Other	83	10,631,473.29	2.93
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	179	$35,956,100.78	9.91%
1% of UPB	129	13,116,014.29	3.61
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	43	6,318,974.27	1.74
2 Mos. Int. on UPB	3	1,133,199.24	0.31
2% of UPB	69	12,314,666.00	3.39
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2	630,475.80	0.17
5% 4% 3% 2% 1% of UPB	23	1,478,032.94	0.41
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	645	162,416,901.53	44.75
6 Mos. Int. on 80% of UPB	911	129,610,797.48	35.71
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,149	$196,371,139.81	54.10%
Stated	800	152,986,297.13	42.15
Limited	40	10,399,934.13	2.87
No Documentation	15	3,217,791.26	0.89
Total:	**2,004**	**$362,975,162.33**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
3.500	1	$120,366.04	0.05%
3.501 - 4.000	7	1,108,931.86	0.50
4.001 - 4.500	32	10,525,533.94	4.72
4.501 - 5.000	40	12,912,422.01	5.79
5.001 - 5.500	34	8,894,104.97	3.99
5.501 - 6.000	402	79,138,844.94	35.51
6.001 - 6.500	247	52,611,965.76	23.61
6.501 - 7.000	137	34,200,276.89	15.34
7.001 - 7.500	56	15,544,269.29	6.97
7.501 - 8.000	24	3,871,069.19	1.74
8.001 - 8.500	26	2,781,936.05	1.25
8.501 - 9.000	6	1,123,107.15	0.50
9.501 - 10.000	1	51,756.97	0.02
Total:	**1,013**	**$222,884,585.06**	**100.00%**

Minimum: 3.500%
Maximum: 9.750%
Weighted Average: 6.167%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	168	$67,329,350.70	30.21%
3.000	845	155,555,234.36	69.79
Total:	**1,013**	**$222,884,585.06**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.698%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,013	$222,884,585.06	100.00%
Total:	**1,013**	**$222,884,585.06**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	1	$397,155.86	0.18%
11.501 - 12.000	5	1,614,599.48	0.72
12.001 - 12.500	25	7,154,598.11	3.21
12.501 - 13.000	81	20,840,466.96	9.35
13.001 - 13.500	148	37,181,120.28	16.68
13.501 - 14.000	187	46,241,621.31	20.75
14.001 - 14.500	140	33,876,167.18	15.20
14.501 - 15.000	170	36,786,870.66	16.50
15.001 - 15.500	99	19,410,398.14	8.71
15.501 - 16.000	76	10,517,493.94	4.72
16.001 - 16.500	32	3,575,561.41	1.60
16.501 - 17.000	29	3,335,651.82	1.50
17.001 - 17.500	9	893,573.00	0.40
17.501 - 18.000	9	911,849.01	0.41
18.001 - 18.500	2	147,457.90	0.07
Total:	**1,013**	**$222,884,585.06**	**100.00%**

Minimum: 11.375%
Maximum: 18.125%
Weighted Average: 14.199%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$397,155.86	0.18%
5.501 - 6.000	5	1,614,599.48	0.72
6.001 - 6.500	39	12,722,152.77	5.71
6.501 - 7.000	115	33,994,344.83	15.25
7.001 - 7.500	172	47,637,812.27	21.37
7.501 - 8.000	191	49,266,156.20	22.10
8.001 - 8.500	128	27,409,397.28	12.30
8.501 - 9.000	137	22,625,267.83	10.15
9.001 - 9.500	78	11,586,110.39	5.20
9.501 - 10.000	72	9,095,944.44	4.08
10.001 - 10.500	29	2,491,305.99	1.12
10.501 - 11.000	27	2,423,335.49	1.09
11.001 - 11.500	9	893,573.00	0.40
11.501 - 12.000	8	579,971.33	0.26
12.001 - 12.500	2	147,457.90	0.07
Total:	**1,013**	**$222,884,585.06**	**100.00%**

Minimum: 5.375%
Maximum: 12.125%
Weighted Average: 7.905%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-05	3	$644,969.77	0.29%
2004-07	1	69,748.41	0.03
2004-08	2	235,934.37	0.11
2004-09	3	816,376.16	0.37
2004-10	7	1,503,359.94	0.67
2004-11	78	17,109,500.78	7.68
2004-12	59	12,089,970.37	5.42
2005-01	38	6,806,964.81	3.05
2005-02	69	15,918,580.87	7.14
2005-03	466	85,687,645.51	38.44
2005-04	124	48,580,687.25	21.80
2005-06	2	407,332.33	0.18
2005-08	1	67,402.05	0.03
2005-11	13	4,212,907.29	1.89
2005-12	5	1,400,085.32	0.63
2006-01	2	738,663.41	0.33
2006-02	5	1,332,075.86	0.60
2006-03	105	14,676,653.07	6.58
2006-04	26	9,547,719.60	4.28
2008-02	1	301,137.27	0.14
2008-03	3	736,870.62	0.33
Total:	**1,013**	**$222,884,585.06**	**100.00%**